Mail Stop 7010

      March 14, 2006



Mr. John D. Milton, Jr.
Executive Vice President, Treasurer and Chief Financial Officer
Florida Rock Industries, Inc.
155 East 21st Street
Jacksonville, Florida 32206

	RE: 	Form 10-K for the Fiscal Year ended September 30, 2005
		Form 10-Q for the Quarter ended December 31, 2005
                    	File No. 1-7159

Dear Mr. Milton:

		We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended September 30, 2005

General
1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your response what the revisions will look like. These revisions should be included in your future filings, including your interim filings where applicable. Legal Proceedings
2. In future filings, please disclose the tons delivered and estimated reserves associated with the Miami Quarry.

Management Analysis
3. In your Business Segments footnote you disclose that operating profit is the measure used by the chief operating decision maker to evaluate segment performance. In future filings, please provide an in-depth discussion and analysis of operating profit for each of your segments. As part of the revised disclosures, please ensure that you quantify the impact of the increases or decreases in operating profit due to pricing, changes in volume and variations in selling, general and administrative expenses.

Financial Statements
4. Your allowance for doubtful accounts has decreased from
$3,419,357
at September 30, 2003 to $2,300,603 at September 30, 2005. Over this same period, your accounts receivable balance has increased from $106,954,000 in 2003 to $146,501,000 in 2005, and the number of days
accounts receivable are outstanding from 42 days in 2004 to 47 days in 2005.

In addition, it appears that your charge-offs of accounts receivable have exceeded your provision for doubtful accounts in 2004 and 2005.
Your provisions for bad debts have decreased from $1.2 million in 2003 to $777K in 2004 to $258K in 2005. During the 2006 first quarter it appears that you strengthened your reserves by increasing your allowance for bad debts from $2.3 million at year-end to $2.9 million at 12/31/2005 even though the receivable balance decreased from $147 million at year-end to $136 million at 12/31/2005.

In future filings, when seemingly inconsistent trends exist, and they are material to an understanding of your operations, please provide an analysis of the underlying factors that cause the inconsistency.

Note 1.  Accounting Policies

Property, Plant and Equipment
5. The estimated useful lives range for machinery and equipment of
3
to 20 years is very broad. In future filings, please separately disclose the range of useful lives for each property category included within machinery and equipment. For property categories that still have very broad useful lives, you should separately discuss the types of assets that fall in each part of the range.
6. In future filings please include the following information:

- Total depletion for each period;
- Total units of production;
- Total units in estimated proven reserves.

You should reconcile your units of production and reserves to the disclosures in Item 2. Properties. Any changes in assumptions, and or proven reserves should be discussed in MD&A, as applicable to an understanding of your operations.

Repairs and Maintenance
7. Under Management Analysis you disclosed that planned maintenance expenses can be significant and that they are expensed when incurred.
Given the potential materiality of these expenses, in future filings please disclose the types of costs included in planned major maintenance expenses as required by EITF D-88. Please also disclose the line item where planned major maintenance expenses are recognized in your statements of income.

Note 2.  Asset Retirement Obligation
8. You disclosed that you cannot reasonably estimate the fair value of the asset retirement obligation for substantially all the concrete products segment and all the cement segment since you are unable to estimate the date the obligation would be incurred or the cost of the obligation. Please provide us with a general description of your various asset retirements obligations and a description of the laws, regulations, legal obligation or industry practice that lead you to believe that an obligation has been incurred for each of your asset retirement obligations.
9. Please provide us with a description of relevant industry practice employed to settle each of your asset retirement obligations and the expected useful life of each asset for which you have an asset retirement obligation. Please note that uncertainty about performance does not defer the recognition of a retirement obligation since the uncertainty is factored into the measurement of the asset retirement liability through assignment of probabilities to cash flows based on the guidance in paragraph A14 of SFAS 143.
10. Given that under FIN 47 you are required to disclose the reasons why you can not estimate the fair value of an asset retirement obligation, please describe to us in a comprehensive manner why you can not reasonably estimate the fair value of each of your asset retirement obligations given your experience in your industry. Be sure to include as part of this discussion a description of the data that you feel is necessary, that you presently do not have, in order to record the cost of your obligation.

Note 14.  Business Segments
11. You disclose that you operate in three business segments that primarily serve the construction industry. Please tell us the factors that the chief operating decision maker considered in aggregating the calcium products within your cement and calcium segment. Please also tell us the amount of revenues, profit or loss, and assets of the calcium product line or business. Please refer to paragraphs 10-17 of SFAS 131.
12. Please separately identify and describe the items that comprise corporate overhead that reconcile to operating income. Please refer to paragraph 32 of SFAS 131.


Form 10-Q for the quarter ended December 31, 2005
13. Please address the comments above in your interim filings as well.



*    *    *    *



      		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

		In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in their filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       	If you have any questions regarding these comments, please direct them to Gus Rodriguez, Staff Accountant, at (202) 551-3752 or, in his absence, to the undersigned, at (202) 551-3689.



          					Sincerely,



     							John Hartz

Senior Assistant Chief Accountant

John D. Milton, Jr.
Florida Rock Industries, Inc.
March 14, 2006
Page 1 of 5



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE